October 22, 2024

United States Securities & Exchange Commission
Division of Corporate Finance
Disclosure Review Program
Washington, DC 20549

Re: First Bancorp
Definitive Proxy Statement on Schedule 14A
Filed March 20, 2024
File NO. 000-15572

To Whom It May Concern:

This letter serves as the response from First Bancorp to your letter dated August 9, 2024 (received by First Bancorp on or about September 23, 2024).

We will respond to your comments in the order presented in your letter.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 26

1.We note that you have included earnings per share – diluted as your Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K. It appears, however, that the 2023 amount reported in the table under the heading “Earnings Per Share – Diluted” represents basic earnings per share, as reported in your Form 10-K for the year ended December 31, 2023, rather than diluted earnings per share. Please ensure that the information you provide in your tabular and related disclosure pursuant to Item 402(v)(1) of Regulation S-K reflects the description of such information or tell us why you believe that your present disclosure provides the required information.

a.First Bancorp Response: Agreed. We disclosed Basic EPS instead of Diluted EPS. This will be fixed in the next proxy.

2.    Refer to the reconciliation tables in the footnotes 2(b) and 4(b) to your pay versus performance table. It is unclear what amounts are reflected in the columns titled “Fair Value of Stock Awards Issued for Current Year and Received in Current Year,” “Fair Value of Stock Awards Issued in Prior Year and Received in Current Year” and “Change in Fair Value of Stock Awards Issued in and Received in Prior Years.” Specifically, since your titles use the terms “Issued” and “Received,” whereas Items 402(v)(2)(iii)(C)(1)(i) – (vi) of Regulation S-K calculations are made based upon “grant” and “vest” dates, we are unable to determine which amounts are included in each addition and subtraction.

Please ensure that the additions and subtractions you make to determine compensation actually paid follow precisely the requirements of Items 402(v)(2)(iii)(C)(1)(i) – (vi) of Regulation S-K, and that the related disclosure such as column headings, reflects the same. Please also note that you should provide footnote disclosure of each of the equity amounts deducted and added pursuant to Items 402(v)(2)(iii)(C)(1)(i) – (vi) of Regulation S-K and may not aggregate them into a single category. Please refer to Regulation S-K Compliance and Disclosure Interpretation 128D.04.

a.While we believe these disclosures properly include each of the equity amounts deducted and added in different sections of the proxy, we will use the requisite language desired (“grant” and “vest” v. “issued” and “received”) and ensure that all disclosures are in the same sections to avoid any confusion.

3.    Refer to the second graph on page 31. It appears that the compensation actually paid amount shown for your principal executive officer in 2021 is not the same as the amount included in the pay versus performance table for the same year. Please ensure that the amounts reflected in your relationship disclosures are consistent with the amounts shown in the pay versus performance table.

a.We agree with your comment. The graph’s vertical axis didn’t go high enough, cutting off the $1.9MM. We will ensure this does not happen in next year’s proxy.

Sincerely,

BY:/s/ Elizabeth B. Bostian

Elizabeth B. Bostian
EVP/Chief Financial Officer
First Bancorp